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NEWS


                                        LOGO CARPENTER

                                             Carpenter Technology Corporation
                                             P.O. Box 14662
                                             Reading, Pennsylvania 19612-4662

                                             Contact:   Robert Dickson
                                                        (610) 208-2165




IMMEDIATE RELEASE



                       WAITING PERIOD ENDS, CLEARING WAY
                     FOR CARPENTER'S ACQUISITION OF TALLEY


     Reading, PA (December 1, 1997) -- Carpenter Technology Corporation (NYSE:CRS), which is seeking to acquire Talley Industries, Inc. (NYSE:TAL), announced today that the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired Friday, November 28 at 11:59 p.m. The U.S. Department of Justice declined to take further action, Carpenter said, clearing the way for the acquisition to proceed.


     Carpenter next must secure a majority of Talley's common and preferred shares. Talley shareholders have until midnight (EST), Thursday, December 4, to respond to the all cash tender offer that Carpenter initiated on October 2. Carpenter is offering $12 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B $1 cumulative convertible preferred stock.

     Carpenter, a specialty materials business that makes and sells stainless steel, titanium and other specialty alloys, and various engineered products, seeks to acquire Talley to expand its metals manufacturing capacity and distribution outlets. The Reading, Pa., company's sales have almost doubled in the past five years, leading Carpenter to invest substantially in additional manufacturing capacity in existing and acquired facilities.

     For the first quarter of fiscal year 1998 (ended September 30, 1997), Carpenter had sales of $249.5 million. Sales for fiscal 1997 were $939 million.